EXHIBIT 99.11

REPORT ON VOTING RESULTS PURSUANT TO SECTION 11.3 OF
NATIONAL INSTRUMENT 51-102 – CONTINUOUS DISCLOSURE OBLIGATIONS

Following the Annual General Meeting of Pretium Resources Inc. (the “Company”) held on May 12, 2011 (the “Meeting”), and in accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, the Company hereby advises of the following voting results obtained at the Meeting:

Total Shareholder Voted by Proxy:	179
Total Shares Issued & Outstanding:	85,470,086
Total Shares Voted:	36,735,957
Total % of Shares Voted:	42.98%

		Voting Results
Matters Voted Upon		For	Against
1.	Set the Number of Directors To set the number of directors at six (6)	36,721,672	14,284
2.
Election of Directors
The election of the following nominees asdirectors of the Company for the ensuing year or until their successors are appointed:
C. Noel Dunn
Ross A. Mitchell
Joseph J. Ovsenek
Robert A. Quartermain
John Smith
Tom S.Q. Yip
		For	Withheld
		34,428,520 34,418,520 34,428,520 33,695,100 34,428,520 34,418,420	4,000 14,000 4,000 737,420 4,000 14,100
3.	Appointment of Auditors The appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company and authorizing the directors to set their remuneration	36,734,960	997

DATED this 16th day of May, 2011.